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                                                                    EXHIBIT 99.I










                                   AREA OFFICE
                                    AGREEMENT










                           International Barter Corp.
                       21400 International Blvd. Suite 207
                         Seattle, Washington 98198-6086












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                             AREA OFFICE AGREEMENT

PARTIES:
International Barter Corporation  (IBC)
a Nevada Corporation
21400 International Blvd., Suite 206
Seattle, WA. 98198-6086

Vonnie Reed               (Area Office (AO)
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S 4011 Dearborn
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Spokane, Wa 99223
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EFFECTIVE DATE: June 1, 1998

RECITALS:

A. IBC has developed and established a Trade Exchange for retail and corporate businesses utilizing a computerized system for tracking barter transactions.

B. IBC owns the "IBC" trade name and other proprietary marks. IBC has registered the proprietary marks with the U.S. Trademark Office.

C. Area Office desires to enroll into the IBC system and actively solicit and service IBC client members in their geographic locale.

AGREEMENT:

IBC hereby agrees to allow Area Office (AO) to operate under the IBC name and manage the area designated Eastern Washington, subject to the following stipulations:

1a. AO is not an employee of IBC and is not entitled to any of the benefits IBC may bestow upon IBC employees.

1b. The term of this agreement begins upon the date of execution by both parties and continues until either party advises the other by 30 days written notice of its intent to terminate this agreement.

1c. The AO shall maintain an office in a suitable location conducive to conducting professional business with customers and clients of IBC.

1d. AO is an `independent contractor' of IBC. AO is responsible for paying all state, local, federal and employee tax's on him/herself or other employees. AO is not an agent


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or employee of IBC for any purpose and the employees of AO are not entitled to any of the benefits IBC provides IBC employees.


INCOME AND FEES:

2a. SERVICE FEES: IBC currently charges 12% on purchases to all AO clients made through the IBC system, 10% if paid by automatic deposit by bank or credit card. AO retains 75% of these fees.

2b. MEMBERSHIP FEES: IBC suggested membership fee for clients entering the IBC system is $495 cash. AO retains 100% of this fee.

2c. MONTHLY MAINTENANCE FEES: IBC charges clients $15 cash and $15 trade per month as a maintenance fee. AO retains $10 cash and $10 trade of these fees.

2d. LATE CHARGES: IBC charges client's $10 cash or 1 1/2% per month for all cash fees that are 30 days past due. AO retains 50% of these fees. AO can reverse late fees, with written documentation to IBC and IBC approval.

2e. INTEREST CHARGES: IBC charges clients 1% trade per month for all clients who are in a negative balance for a loan loss reserve. IBC has set up a national `reserve fund' for AO's to keep the IBC system balanced. IBC retains this charge exclusively for bad debt. If a surplus of trade dollars occurs in the loan loss reserve or acquisition float accounts the INTEREST CHARGE will either be reduced or eliminated.

2f. MONTHLY MINIMUM: Area Office monthly minimum is $500 to maintain an area. The percentage paid to AO first comes from monthly maintenance fees and second from service fees.

2g. INCIDENTALS: One hundred dollars ($100) per month will be deducted from AO's income allocated for annual service contract for DWW Software and annual dues in either NATE or IRTA at the AO's discretion. IBC's total financial commitment is not to exceed $1200 per year for both expenses.

IBC reserves the right to increase client fees from time to time if agreed on by the Board of Governors. Any increase in fees shall not affect the AO commission schedule, unless agreed to in writing by AO.


RECIPROCAL TRADE AGREEMENTS:

3a. AO may set up reciprocal trade agreements (RTA) with bona fide barter companies. It is recommended, but not mandatory that barter company be a member in good standing with either the National Association of Trade Exchanges (NATE) or the International Reciprocal Trade Association (IRTA)


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3b. All RTA companies must sign a membership application and abide by IBC trading rules and regulations. All fees and charges will be waived with the exception of the Monthly Association Fees.

3c. AO retains $10 cash and $10 trade of the RTA monthly association fees.

CONFIDENTIALITY:

4a. Area Office recognizes and acknowledges that the services, which AO performs for IBC, will be of a confidential nature, that the goodwill of IBC depends, among other things, on keeping the nature of such services, and information related to such services, confidential. Unauthorized disclosure would irreparably damage IBC. The names of IBC clients, client account activities and other information provided to AO are and shall remain the exclusive property of IBC and are of great value to IBC and the IBC system.

4b. AO agrees that at no time will AO undertake efforts to solicit or otherwise agree privately with IBC customers to provide individual consultation and support related to any other barter program other than the IBC system.

4c. Upon termination of this agreement, AO shall return to IBC all information, brochures, client materials, hardware, software and other items relating to the IBC system.

4d. AO will assure that the employees and agents of AO who obtain confidential information do not disclose the information except as may be authorized by IBC.


COMPUTER EQUIPMENT AND SOFTWARE:

5a. AO will utilize computer equipment, which is IBM compatible with the technology used by IBC. IBC will provide the necessary software for record keeping and the cost to use the software will be included in the original set-up fee.
        IBC software will constantly be upgraded with the latest technology and will be a major key in the AO's success.

5b. Software Licensing Agreement is wholly owned by IBC. AO has rights to utilize software as long as AO is in good standing with IBC.

5c. AO must have dedicated line for Internet access and outgoing broadcast faxing. IBC will provide software for broadcast fax.

5d. IBC will provide standard documents for faxes, memo's, newsletters, Hot List's and the Trader. These documents are standardized and must be utilized by all AO's.


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5e. IBC will pay an annual service agreement to DWW Software or any company maintaining the IBC barter software. See 2h.


SET-UP FEE:

6a. The initial set-up fee for enrollment into the IBC system as an Area Office is $2,500.00 This fee is payable upon execution by the AO of this agreement unless other arrangements are made and referenced to this agreement by addendum.

6b. AO receives computer software, rights to IBC logo, internal and external forms, marketing plans and consultation for this fee.


RIGHT OF INSPECTION:

7a. IBC shall have access to the premises of AO at all times to inspect place of business and to verify compliance with this Agreement. Inspection shall be during AO's normal business hours without advance notice. At the time of inspection, IBC shall give advice and assistance regarding AO's operations and recommendations for educational training programs. AO shall cooperate with IBC representatives at the time of inspection and shall provide IBC with access to AO's books and records and for an audit, if IBC, in its sole discretion, deems an audit necessary.


OTHER AGREEMENTS:

8a. USE OF IBC NAME AND LOGO: AO will be allowed and expected to use the IBC logo on all business forms used in soliciting and maintaining trade clients in the IBC system. Use of the IBC logo in non-IBC related business is prohibited.

8b. ADVERTISING: IBC will provide, at IBC's expense, artwork for standard ads, which can be used for print media in a variety of sizes

8c. OPERATIONS MANUAL: IBC will provide a manual describing the guidelines of IBC's operations, sales and marketing programs. The manual will be amended as necessary and will, due to its proprietary nature, remain the exclusive property of IBC. The manual is designed to aid the AO and its staff in the establishment and administration of its office.


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8d. STATEMENTS AND FORMS: IBC will provide original artwork for all printed materials containing the IBC name and logo.

8e. EDUCATION AND TRAINING: IBC will schedule a 3 day training program to be normally held at IBC Headquarters, although at the sole discretion of IBC, it could be scheduled at the AO location or other selected site. All travel expenses incurred by the AO are their responsibility. The training sessions are usually scheduled beginning the second Wednesday of each month.

8f. NEW CLIENT SOLICITATION: AO agrees to actively solicit new members for enrollment into the IBC system and to actively manage the client base. A minimum of 100 active clients should be reached during the first year of IBC membership. AO must grow by a minimum of 10% per year. Further details of client solicitation are contained in the Operations Manual.

8g. PAYMENT PROCESSING: All checks, cash and other monetary forms of payment received by the AO from the IBC client base must be mailed to the IBC Data Processing Center on the same day received. Procedures covering this program are covered in detail in the Operations Manual.

8h. MARKETING/SALES: The Operations Manual contains information relative to these programs and should be reviewed in detail.

8i. LOCAL, STATE AND FEDERAL LAWS: The AO agrees and acknowledges that they will conduct their business in full compliance of all laws, ordinances and regulations and further agrees it will abide by all IRS regulations with reference to their business entity. IBC will file 1099-B forms to the federal government, as required by law, on magnetic media and mail forms to each IBC client.

8j. INDEMNIFICATION AND HOLD HARMLESS: AO shall indemnify and hold harmless IBC, its agents, employees, officers, shareholders and directors from and against any and all fines, penalties, losses, costs, damages, injuries, claims, expenses or other liabilities arising out of, resulting from or in connection with this Agreement of the performance of this Agreement and caused by the acts or omissions, negligent or otherwise, of AO, employees or agents. This shall include, but is not limited to, claims of third parties arising out of or resulting from or in connection with the rendering of advice, information, services or consultation by AO to customers of IBC.

8k. A Board of Governors consisting of Area Offices will handle arbitration and mediation between AO's. The Board will be elected annually by a vote of the AO's.


NON COMPETITION:


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9a. During the term of this Agreement and for two (2) years after its termination, AO shall not engage in any business competitive with IBC. For the purpose of this Paragraph, a "competitive" business means the franchising, licensing, operation, or provision of record keeping, counseling, and promotional services in connection with trade transactions and any form of trade membership system within a fifty (50) mile radius of the business address of any office of IBC or its brokers.


DEFAULT AND TERMINATION; REMEDIES

TERMINATION:
10a. Either party may terminate this Agreement by giving the other 30 days advance written notice of its intent to terminate this Agreement. Termination shall be effective at the end of the 30-day period.
        Either party may terminate this Agreement at any time for failure of the other to comply with the terms and conditions of this Agreement. If AO violates the provisions of this Agreement, IBC may immediately terminate this Agreement without further obligation except to pay AO compensation for services, which have been delivered in accordance with the terms of this Agreement.


AO'S FAILURE TO PERFORM:

11a. If AO fails to perform any act of acts required by this Agreement, IBC has the right, but not the obligation, to perform the act or acts on behalf of AO and may charge to AO all expenses, including salaries and reasonable attorney's fees incurred by IBC. IBC may not act on behalf of AO pursuant to this Section, unless it has given AO five days notice of intent to do so and AO has not remedied the failure.


LITIGATION:

12a. If either party is the prevailing party in any arbitration, suit, action or appeal, the other party, in addition to any other damages being awarded, shall pay the prevailing party all its expenses for the prosecution or defense of the arbitration, suit, action or appeal including, but not limited to, reasonable attorney's fees, cost of preparation, and all other actual expenses incurred by the prevailing party including any expenses necessarily incurred to enforce the judgment.


MISCELLANEOUS:

ILLEGALITY:


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13a. AO acknowledges that IBC will add numerous Area Offices though out the
United States and Canada on terms and conditions similar to those set forth in this Agreement. It is of mutual benefit to AO and to IBC that these terms and conditions are uniformly interpreted. If any provision of this Agreement is or shall become in conflict with laws, ordinances or regulations of any governmental entity or body having jurisdiction over this Agreement, the provision shall be automatically deleted and the remaining terms and conditions of this Agreement shall remain in full force and effect.


ENTIRE AGREEMENT; MODIFICATION:
14a. This Agreement constitutes the entire agreement of the parties into which all prior negotiations, commitments, representations and undertakings are merged. There are no oral or other written understandings or agreements between the parties relating to the subject matter of this Agreement.

14b. No addition or modification of this Agreement shall be binding unless in writing signed by both IBC and AO. No course of dealing may be used to imply or impose any consent to modification of this Agreement.

PERSONAL EFFORT:
15a. AO acknowledges that IBC has made no warranties or representations other than those contained in this Agreement. Because of the highly competitive nature of the business involved, AO understands that the success of the IBC brokerage will depend upon the best efforts and abilities of, and management by, AO, as well as general economic trends and other local conditions.

REPRESENTATION:
16a. The AO acknowledges that it has read and fully understands the content of this agreement and that no person has made any other representation, which is not expressly set forth in this agreement. AO acknowledges it has received and fully understands the entire IBC Operations Manual.




INTERNATIONAL BARTER CORP.                                AREA OFFICE


By  Steven White                                   By  Vonnie Reed
  -----------------------------------                 -------------------------
(President & Chief Executive Officer)              Area Office/Spokane

Print  Steven White                                Print  Vonnie Reed
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Date  2/15/98                                      Date  2/15/98
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